UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Oatly Group AB

Interim condensed consolidated financial statements

For the three months ended March 31, 2022

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	Note	2022	2021
Revenue	5	166,186	140,052
Cost of goods sold		(150,338)	(98,118)
Gross profit		15,848	41,934
Research and development expenses		(4,264)	(3,092)
Selling, general and administrative expenses		(104,073)	(66,807)
Other operating income and (expenses), net		332	(550)
Operating loss		(92,157)	(28,515)
Finance income and (expenses), net	7	3,577	(1,920)
Loss before tax		(88,580)	(30,435)
Income tax benefit/(expense)	8	1,121	(1,948)
Loss for the period attributable to shareholders of the parent		(87,459)	(32,383)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	21	(0.15)	(0.07)
Weighted average common shares outstanding:
Basic and diluted	21	591,777,001	480,299,949

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2022	2021
Loss for the period	(87,459)	(32,383)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	(22,954)	(10,351)
Total other comprehensive loss for the period	(22,954)	(10,351)
Total comprehensive loss for the period	(110,413)	(42,734)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

	Note	March 31, 2022	December 31, 2021
(in thousands of U.S. dollars)		(Unaudited)
ASSETS
Non-current assets
Intangible assets	9	142,244	145,925
Property, plant and equipment	10	547,131	509,648
Right-of-use assets	11	165,724	158,448
Other non-current receivables		5,526	5,534
Deferred tax assets	8	2,469	2,293
Total non-current assets		863,094	821,848
Current assets
Inventories	13	98,933	95,661
Trade receivables	14	98,864	105,519
Current tax assets		569	435
Other current receivables		35,227	32,229
Prepaid expenses		21,317	27,711
Short-term investments	15	192,233	249,937
Cash and cash equivalents	16	219,045	295,572
Total current assets		666,188	807,064
TOTAL ASSETS		1,529,282	1,628,912
EQUITY AND LIABILITIES
Equity	17
Share capital		105	105
Other contributed capital		1,628,103	1,628,103
Foreign currency translation reserve		(97,440)	(74,486)
Accumulated deficit		(385,845)	(308,423)
Total equity attributable to shareholders of the parent		1,144,923	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	11	128,662	126,516
Deferred tax liabilities	8	2,610	2,677
Provisions	19	12,977	11,033
Total non-current liabilities		144,249	140,226
Current liabilities
Lease liabilities	11	20,751	16,703
Liabilities to credit institutions	18	5,312	5,987
Trade payables		75,621	93,043
Current tax liabilities		742	567
Other current liabilities		14,392	9,614
Accrued expenses	20	123,292	117,473
Total current liabilities		240,110	243,387
Total liabilities		384,359	383,613
TOTAL EQUITY AND LIABILITIES		1,529,282	1,628,912

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

		Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2021	6, 17	105	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the period		—	—	—	(87,459)	(87,459)
Other comprehensive loss		—	—	(22,954)	—	(22,954)
Total comprehensive loss for the period		—	—	(22,954)	(87,459)	(110,413)
Share-based payments		—	—	—	10,037	10,037
Balance at March 31, 2022		105	1,628,103	(97,440)	(385,845)	1,144,923

		Attributable to shareholders of the parent
	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance at December 31, 2020	6, 17	21	448,251	(2,525)	(119,661)	326,086
Loss for the period		—	—	—	(32,383)	(32,383)
Other comprehensive loss		—	—	(10,351)	—	(10,351)
Total comprehensive loss for the period		—	—	(10,351)	(32,383)	(42,734)
Bonus issue		63	(63)	—	—	—
Balance at March 31, 2021		84	448,188	(12,876)	(152,044)	283,352

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		For the three months ended March 31,
(in thousands of U.S. dollars)	Note	2022	2021
Operating activities
Net loss		(87,459)	(32,383)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	10,731	3,822
—Impairment (gain)/loss on trade receivables	14	(207)	3
—Share-based payments expense	6	10,037	—
—Finance income and expenses, net	7	(3,577)	1,920
—Income tax (benefit)/expense	8	(1,121)	1,948
—Other		8	—
Interest received		668	82
Interest paid		(3,067)	(2,261)
Income tax paid		(476)	(1,072)
Changes in working capital:
—Increase in inventories		(4,247)	(6,250)
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		8,903	(12,158)
—Increase in trade payables, other current liabilities, accrued expenses		869	17,149
Net cash flows used in operating activities		(68,938)	(29,200)
Investing activities
Purchase of intangible assets	9	(1,435)	(3,351)
Purchase of property, plant and equipment	10	(53,278)	(45,521)
Investments in financial instruments		—	(78)
Proceeds from short-term investments	15	53,266	—
Net cash flows used in investing activities		(1,447)	(48,950)
Financing activities
Proceeds from liabilities to credit institutions	18	—	67,890
Repayment of liabilities to credit institutions	18	(528)	(1,847)
Repayment of lease liabilities	11	(3,637)	(3,641)
Cash flows used in/from financing activities		(4,165)	62,402
Net decrease in cash and cash equivalents		(74,550)	(15,749)
Cash and cash equivalents at the beginning of the period		295,572	105,364
Exchange rate differences in cash and cash equivalents		(1,977)	(1,011)
Cash and cash equivalents at the end of the period	16	219,045	88,605

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s      registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant accounting policies

Basis of preparation

The interim condensed consolidated financial statements of Oatly Group AB for the three months ended March 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Implementation Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced any pronounced seasonality, but such fluctuations may have been masked by the Group’s rapid growth and impacted by COVID-19 consumption dynamics. As the Group continues to grow, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Note 5. Segment information

5.1 Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in Europe, the Middle East, Africa and Australia (“EMEA”), Americas and Asia; thus, three geographical areas are considered to be the Group’s three reportable segments.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.2 Revenue and EBITDA

Three months ended March 31, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
Share-based compensation expense	(1,584)	(1,292)	(1,949)	(5,212)	—	(10,037)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)
Finance income and (expenses), net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before income tax	—	—	—	—	—	(88,580)

Three months ended March 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	81,647	33,528	24,877	—	—	140,052
Intersegment revenue	12,901	37	—	—	(12,938)	—
Total segment revenue	94,548	33,565	24,877	—	(12,938)	140,052
Adjusted EBITDA	8,498	(15,593)	1,615	(16,990)	—	(22,470)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	(2,223)	—	(2,223)
EBITDA	8,498	(15,593)	1,615	(19,213)	—	(24,693)
Finance income and (expenses), net	—	—	—	—	—	(1,920)
Depreciation and amortization	—	—	—	—	—	(3,822)
Loss before income tax	—	—	—	—	—	(30,435)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended March 31,
	2022	2021
US	46,626	33,114
UK	31,421	28,536
China	24,508	22,773
Germany	21,171	17,223
Sweden	13,421	15,113
The Netherlands	6,974	6,029
Finland	6,513	7,096
Other	15,552	10,168
Total	166,186	140,052

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.4 Revenue from external customers, broken down by channel

Revenue from external customers, broken down by channel, is shown in the table below.

	Three months ended March 31,
	2022	2021
Retail	104,500	92,000
Foodservice	56,147	42,200
Other	5,539	5,852
Total	166,186	140,052

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 14% in the three months ended March 31, 2022 and 2021 were derived from a single external customer in the foodservice channel. The revenues were attributed to the Americas and Asia segments.

Note 6. Share-based compensation

As of March 31, 2021, there were 1,476,197 warrants outstanding. The warrants gave the holder the right to subscribe to 27 ordinary shares for each warrant. All of these were either forfeited or exercised in May 2021.

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants shall only vest in the Company.

During the three months ended March 31, 2022, the Company, under the 2021 Plan, issued no new RSUs. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest over one year from date of grant, subject to continued service.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Grant date fair value ($)
As of December 31, 2021	1,701,007
Granted during the period	—
Forfeited during the period related to May 2021 grant	(16,028)	17.00
Forfeited during the period related to November 2021 grant	(11,040)	9.92
As of March 31, 2022	1,673,939

During the three months ended March 31, 2022, the Company, under the 2021 Plan, issued no new stock options. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective instalment.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2021	6,958,312	16.86
Granted during the period	—	—
As of March 31, 2022	6,958,312	16.86

The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense for the three months ended March 31, 2022 was $10.0 million (2021: – ).

Note 7. Finance income and expenses

	Three months ended March 31,
	2022	2021
Interest income	668	105
Net foreign exchange difference	6,946	3,293
Interest expenses—loan from credit institutions	(1,227)	(2,067)
Interest expenses—lease liabilities	(2,049)	(716)
Interest expenses— shareholder loans	—	(2,438)
Fair value changes derivatives	616	(1,791)
Fair value changes short-term investments	(1,254)	—
Other financial expenses	(123)	(51)
Borrowing costs capitalized	—	1,745
Total finance income and (expenses), net	3,577	(1,920)

Note 8. Income tax

Total tax benefit for the three months ended March 31, 2022 was $1.1 million. Total tax expense for the three months ended March 31, 2021 was $1.9 million. The effective tax rate for the three months ended March 31, 2022 was (1.3)% (2021: 6.4%). The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9. Intangible assets

A summary of the intangible assets as at March 31, 2022 and December 31, 2021 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Additions	—	—	417	875	1,292
Exchange differences	(3,776)	(323)	(123)	(64)	(4,286)
At March 31, 2022	126,588	10,844	4,814	3,886	146,132
Accumulated amortization
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(545)	(234)	—	(779)
Exchange differences	—	52	40	—	92
At March 31, 2022	—	(2,299)	(1,589)	—	(3,888)
Cost, net accumulated amortization
At December 31, 2021	130,364	9,361	3,125	3,075	145,925
At March 31, 2022	126,588	8,545	3,225	3,886	142,244

The amortization expense for the three months ended March 31, 2022 was $0.8 million (2021: $0.3 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2022 and December 31, 2021 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2021	117,423	199,005	230,891	547,319
Additions	660	2,276	47,566	50,502
Reclassifications	19,907	38,228	(58,135)	—
Exchange differences	(866)	(1,413)	(4,253)	(6,532)
At March 31, 2022	137,124	238,096	216,069	591,289
Accumulated depreciation
At December 31, 2021	(7,890)	(29,781)	—	(37,671)
Depreciation charge	(1,159)	(6,013)	—	(7,172)
Exchange differences	177	508	—	685
At March 31, 2022	(8,872)	(35,286)	—	(44,158)
Cost, net accumulated depreciation
At December 31, 2021	109,533	169,224	230,891	509,648
At March 31, 2022	128,252	202,810	216,069	547,131

The additions in Construction in progress during the three months ended March 31, 2022 is mainly related to investment in new and existing production facilities.

The reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to part of the Ma’anshan, China production facility which was completed during the three months ended March 31, 2022.

The depreciation expense for the three months ended March 31, 2022 was $7.2 million (2021: $1.8 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 11. Leases

One lease agreement regarding an additional building at the Ogden production facility was entered into during the three months ended March 31, 2022. The lease term, including extension options, is 40 years. The Group has assessed it as reasonably certain that all extension periods will be utilized. The addition to the right-of-use asset amounts to $8.9 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2021	138,803	39,277	178,080
Increases	11,744	1,094	12,838
Decreases	(31)	(356)	(387)
Exchange differences	(1,555)	(489)	(2,044)
At March 31, 2022	148,961	39,526	188,487
Accumulated depreciation
At December 31, 2021	(11,030)	(8,602)	(19,632)
Depreciation charge	(2,537)	(1,264)	(3,801)
Decreases	31	319	350
Exchange differences	105	215	320
At March 31, 2022	(13,431)	(9,332)	(22,763)
Cost, net accumulated depreciation
At December 31, 2021	127,773	30,675	158,448
At March 31, 2022	135,530	30,194	165,724

The increase for the three months ended March 31, 2022 mainly relates to the lease agreement described above.

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2022
Maturity Analysis
Less than 3 months	5,341
Between 3 months and 1 year	16,022
Between 1 and 2 years	15,727
Between 2 and 5 years	41,129
After 5 years	219,062
Total lease commitments	297,281
Impact of discounting remaining lease payments	(147,868)
Total lease liabilities at March 31, 2022	149,413
Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2022
Non-current	128,662
Current	20,751
Total	149,413

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group has the following lease agreements, which had not commenced as of March 31, 2022, but the Group is committed to:

•

One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $4.0 million for a term of six years. The lease has a commencement date of January 1, 2023.

•	One lease agreement regarding R&D premises in Lund, Sweden, under which the Group’s obligations amount to $13.4 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

Note 12. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•	for short-term investments, quoted market prices or dealer quotes for similar instruments, and
•	for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
Recurring fair value measurements at March 31, 2022	Level 1	Level 2	Level 3
Financial asset
Short-term investments	—	192,233	—
Derivatives (part of other current assets)		637
Total financial assets	—	192,870	—

Recurring fair value measurements at December 31, 2021	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

There were no transfers between the levels during the three months ended March 31, 2022 and the year ended December 31, 2021.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 13. Inventories

	March 31, 2022	December 31, 2021
Raw materials and consumables	17,183	17,296
Finished goods	81,750	78,365
Total	98,933	95,661

Inventories recognized as an expense for the three months ended March 31, 2022 amounted to $141.9 million (2021: $93.8 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended March 31, 2022 amounted to $2.0 million (2021: $0.5 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 14. Trade receivables

	March 31, 2022	December 31, 2021
Trade receivables	99,948	106,402
Less: allowance for expected credit losses	(1,084)	(883)
Trade receivables—net	98,864	105,519

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	March 31, 2022	December 31, 2021
EUR	29,609	32,394
GBP	17,422	18,541
USD	22,199	24,877
CNY	19,105	20,871
SEK	4,467	3,979
Other	6,062	4,857
Total	98,864	105,519

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 15. Short-term investments

	March 31, 2022	December 31, 2021
Funds	192,233	243,718
Bonds and certificates	—	6,219
Total	192,233	249,937

Some of the cash received in the IPO has been invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The change in fair value recorded in the profit and loss for the three months ended March 31, 2022 was $(1.3) million (2021: –). The fair value changes are included in Finance income and expenses, net.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 16. Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash and cash equivalents
Short-term deposits	111,155	180,458
Cash at bank and on hand	107,890	115,114
Total	219,045	295,572

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Note 17. Share capital and other contributed capital

As of March 31, 2022 and December 31, 2021, 591,777 thousand ordinary shares were outstanding and the par value per share was $0.00018 (SEK 0.0015).

Note 18. Liabilities to credit institutions

	March 31, 2022	December 31, 2021
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	5,312	5,987
—Overdraft facilities	—	—
Total	5,312	5,987

During April 2021, the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 386.3 million) with an accordion option of another SEK 850 million (equivalent of USD 91.2 million), subject to the fulfillment of certain conditions and at the lenders’ discretion.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

As of March 31, 2022, the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at March 31, 2022 is related to outstanding amounts on the European Investment Fund Facility (the “EIF Facility”) which was entered into in October 2019.

Note 19. Provisions

At December 31, 2021	11,033
Additions: included in the acquisition value of right-of-use assets	1,939
Charged to the consolidated statement of operations:
Unwinding of discount effect	49
Charged to other comprehensive income/(loss):
Exchange differences	(44)
At March 31, 2022	12,977

The provisions relate to restoration costs for leased production facilities.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 20. Accrued expenses

	March 31, 2022	December 31, 2021
Accrued production expenses	29,824	30,904
Accrued personnel expenses	25,946	31,487
Accrued variable consideration	18,372	12,314
Accrued logistics costs	15,342	13,190
Accrued marketing and sales expenses	7,963	7,678
Other	25,845	21,900
Total	123,292	117,473

Note 21. Loss per share

	Three months ended March 31,
	2022	2021
Weighted average number of shares (thousands)	591,777	480,300

Loss per share was calculated as follows:

	Three months ended March 31,
	2022	2021
Loss for the period attributable to the shareholders of the parent	(87,459)	(32,383)
Weighted average number of shares (thousands)	591,777	480,300
Basic and diluted loss per share, US $	(0.15)	(0.07)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2022	2021
Restricted stock units	1,673,939	—
Stock options	6,958,312	—
Warrants	—	39,857,319

Note 22. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. While the Group’s annual purchase volumes have historically exceeded the minimum purchase commitments, the Group had volume shortfalls during the year ended December 31, 2021, during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material.  In 2022, the Group has consolidated the use of co-packers in EMEA increasing the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing resulted in volume shortfall expenses of $4.8 million for the three months ended March 31, 2022.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11.

The Group is committed to two purchase agreements regarding production equipment in Peterborough, UK under which the Group’s obligations amount to $67.2 million. The production equipment is expected to be delivered in 2022.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360- AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. . In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. The Company disputes each and every claim and intends to defend these matters vigorously.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”) and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2021 Annual Report and the following:

•	general economic conditions;
•	our history of losses and inability to achieve or sustain profitability;
•	the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy;
•	reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards;
•	failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;
•	damage or disruption to our production facilities;
•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;
•	food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions;
•	our ability to successfully compete in our highly competitive markets;
•	changing consumer preferences and our ability to adapt to new or changing preferences;
•	the consolidation of customers or the loss of a significant customer;
•	reduction in the sales of our oatmilk varieties;
•	failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility;
•	litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits;
•	changes to international trade policies, treaties and tariffs;
•	changes in our tax rates or exposure to additional tax liabilities or assessments;
•	failure to expand our manufacturing and production capacity as we grow our business;
•	supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs;
•	the impact of rising commodity prices, transportation and labor costs on our cost of goods sold;

•	failure by our logistics providers to deliver our products on time, or at all;
•	our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations;
•	failure to develop and maintain our brand;
•	our ability to introduce new products or successfully improve existing products;
•	failure to retain our senior management or to attract, train and retain employees;
•	cybersecurity incidents or other technology disruptions;
•	failure to protect our intellectual and proprietary technology adequately;
•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
•	our status as an emerging growth company; and
•

as a foreign private issuer, we are not subject to U.S. proxy rules and our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of more than $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Supply chain update

For the three months ended March 31, 2022, approximately 32% of our products were produced through the co-packing and complete outsourcing model, 43% through a hybrid model, and 25% through our own end-to-end manufacturing. Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities delivers control over our footprint that is important to meet our standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics.

We produced 121 million liters of finished goods in the first quarter of 2022 compared to 142 million liters and 90 million liters in the fourth quarter of 2021 and first quarter of 2021, respectively, representing a production output decrease of 14.8% and increase of 34.4%, respectively.

•

We continued to expand our production capacity during the first quarter of 2022. We continued the ramping up of our Ogden facility throughout the quarter ended March 31, 2022 with both oat base and in-house filling of chilled and ambient products.

•

We began start-up related activities at our new facility in Singapore (hybrid) in July 2021 and at our new facility in Ma’anshan in the Anhui province in eastern China (end-to-end manufacturing) during the fourth quarter of year 2021. The ramp-up of these two facilities is expected to continue throughout 2022, with Singapore expected to reach steady-state production during the mid-year of 2022, while Ma’anshan is expected to continue to ramp up for the full year of 2022.

In the three months ended March 31, 2022, we invested $53.3 million, in property, plant and equipment to expand our production capacity. The majority of our capital expenditures for the three months ended March 31, 2022 reflect our global, strategic production capacity investments, primarily in our third generation facilities in Peterborough, the United Kingdom and Fort Worth, Texas. Like many companies, we are experiencing longer lead times for certain required equipment related to our planned capacity investments for 2022 and 2023, however currently we still expect the meet the previously communicated end of year 2022 and 2023 annual run rate capacity.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continued to impact our business operations and customer and consumer demand during the three months ended March 31, 2022. In response to the pandemic, governments and other authorities implemented significant measures in an effort to contain the spread of the virus. While some of these restrictions eased in certain regions and markets during 2021 as vaccinations rates improved, new mutations of the COVID-19 virus have resulted in governments reimposing restrictions in many of the markets in which we operate our business. In Asia and, in particular, as a result of China’s zero COVID-19 policy, more stringent measures such as regional lockdowns and travel restrictions were implemented during the second half of 2021 and have continued, and in some regions accelerated, during the three months ended March 31, 2022 due to the Delta and Omicron variants of the virus.

Our priority during the COVID-19 pandemic has been to protect the well-being and safety of our employees.   We have implemented and continue to practice a series of physical distancing and safety practices at our production facilities, where assessed as needed, which may result in increases in long-term operation costs. The ramp-up of new facilities continued to be impacted by disruption of global supply chain flows and travel restrictions during the first quarter of 2022, specifically impacting Asia, Ogden, Utah, and Millville expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the Omicron variant. Furthermore, suppliers are experiencing longer lead times for equipment and, recently, the situation with truckers in Canada and difficult weather conditions in North America has impacted the timing of rail transportation of oat supply for our supplier to our U.S. manufacturing locations.

The COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2021 and the three months ended March 31, 2022, and it is expected that this trend will continue throughout 2022. For example, the demand in the foodservice channel has been impacted during the first quarter of 2022 in China and may continue to be affected by the ongoing impact of COVID-19, including the resurgence of COVID-19 and related measures being implemented to reduce the spread of the virus; the potential for our foodservice customers to close certain store locations due to imposed lockdowns or other restrictions; our supply chain and operations, including our capacity expansion projects, could continue to be impacted by distribution and other logistical issues including imposed travel restrictions; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure throughout the supply chain impacting our operations, cash flows and capacity expansion projects; and potential closure of our facilities or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

Our global team continues to focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID-19 restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. We are also closely monitoring the current war in Ukraine given the uncertainty this creates in Europe and more broadly. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This could indirectly impact the supply and pricing of certain ingredients for our products. We also anticipate impact on logistic chains due to the ongoing war and, for example, we have removed rail transport to Asia (through Russia) as an option which may add lead time and cost to our shipments from EMEA to Asia.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest region to date, followed by Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the three months ended March 31, 2022, on a consolidated level, oatmilk accounted for over 91% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

To date we have experienced accelerated demand and our revenue growth has historically been constrained by limitations in our production capacity. As noted above we are in the process of significantly increasing our capacity to support our continued expansion and revenue growth across our three geographic regions.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•

Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.

•

Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases. Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e- commerce channels.

•

Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to- consumer Oatly.com e-commerce platform to market our products and increase our reach.

•	Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions we operate in.
•	Enter new international markets through our proven foodservice-led strategy.
•	Expand global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled and continue to scale our production significantly, with a priority on growth and meeting demand over gross profit and margin optimization. As we continue to expand production by moving production capacity closer to our customers and consumers, shifting towards hybrid and end-to-end production solutions, we expect to gradually improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating income and (expenses), net consists primarily of net foreign exchange gains (losses) on operating related activities.

Finance income and expense, net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities, fair value changes on our short-term investments, and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended March 31,
	2022		2021
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	166,186	100.0%	140,052	100.0%
Cost of goods sold	(150,338)	(90.5)%	(98,118)	(70.1)%
Gross profit	15,848	9.5%	41,934	29.9%
Research and development expenses	(4,264)	(2.6)%	(3,092)	(2.2)%
Selling, general and administrative expenses	(104,073)	(62.6)%	(66,807)	(47.7)%
Other operating income and (expenses), net	332	0.2%	(550)	(0.4)%
Operating loss	(92,157)	(55.5)%	(28,515)	(20.4)%
Finance income and (expenses), net	3,577	2.2%	(1,920)	(1.4)%
Loss before tax	(88,580)	(53.3)%	(30,435)	(21.7)%
Income tax expense	1,121	0.7%	(1,948)	(1.4)%
Loss for the period attributable to shareholders of the parent	(87,459)	(52.6)%	(32,383)	(23.1)%

For the three months ended March 31, 2022 and 2021

Revenue

Revenue increased by $26.1 million, or 18.6%, to $166.2 million for the three months ended March 31, 2022, net of sales discounts, rebates and trade promotions from $140.1 million for the three months ended March 31, 2021, which was primarily a result of the additional supply coming from our existing and new facilities to meet the demand we have for our products. The foreign exchange loss on revenues was approximately $5.1 million. The produced finished goods volume for the first quarter of 2022 amounted to 121 million liters compared to 90 million liters for the same period last year, an increase of 34.4%.

This revenue growth was negatively impacted by several factors during the first quarter of 2022, including lower than planned production output as noted under “Supply Chain Update” above, as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the COVID-19 variants.  The ramp-up of new facilities continued to be impacted by disruption of global supply chain flows and travel restrictions during the first quarter of 2022, specifically impacting Asia, Ogden, Utah and Millville expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the Omicron variant. Furthermore, suppliers are experiencing longer lead times for equipment and, recently, the situation with truckers in Canada and difficult weather conditions in North America has impacted the timing of rail transportation of oat supply for our supplier to our U.S. manufacturing locations.

The Company experienced broad-based growth across retail and foodservice sales channels for the three months ended March 31, 2022. The foodservice channel has rebounded since the second quarter of 2020 with the reopening of on-premise outlets from the relaxation of COVID-19 restrictions in our key markets, however the growth rate in China was impacted by the implementation of various degrees of lock-downs due to COVID-19 variants. For the three months ended March 31, 2022 and 2021, the foodservice channel accounted for 33.8% and 30.1% of our revenue, respectively, and the retail channel accounted for 62.9% and 65.7% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 54.4%, 28.3% and 17.3% of our total revenue in the three months ended March 31, 2022, respectively, as compared to 58.3%, 23.9% and 17.8% of our total revenue in the three months ended March 31, 2021.

As of March 31, 2022, our products were available at over 88,500 retail doors and over 90,500 foodservice doors.

In order to support the significant growth of the business, our employee headcount has increased significantly compared to prior year, growing from 1,014 employees as of March 31, 2021, to 1,750 employees as of March 31, 2022. The number of consultants has also increased significantly compared to prior year, growing from 246 consultants as of March 31, 2021 to 356 consultants as of March 31, 2022.

Cost of goods sold

Cost of goods sold increased by $52.2 million, or 53.2%, to $150.3 million for the three months ended March 31, 2022 from $98.1 million for the three months ended March 31, 2021. This increase was primarily the result of higher revenue across our three segments.

In 2022, we expect inflationary pressure to impact our cost of goods sold more broadly, as oat prices and other commodity prices as well as packaging materials increase because of a number of different factors such as a poor harvest in Canada, supply chain disruptions more broadly and the recent geopolitical events impacting Russia and Ukraine. We also expect elevated inflationary levels related to labor, energy and co-packing.

Gross profit and margin

Gross profit decreased by $26.1 million, or 62.3%, to $15.8 million for the three months ended March 31, 2022 from $41.9 million for the three months ended March 31, 2021. Gross margin decreased by 20.4 percentage points, to 9.5% for the three months ended March 31, 2022 from 29.9% for the three months ended March 31, 2021, which was primarily due to:

•	positive margin impact from higher share of self-manufacturing of 2.5 percentage points, offset by,
•

short-term underutilization of new facilities due to supply chain challenges of 9.7 percentage points primarily due to COVID-19 related impacts on labor absenteeism in Americas and lockdowns in China, and logistical constraints delaying the timely supply of raw materials and spare parts, all of which resulted in a lower production output,

•	higher raw materials, increased logistics and electricity expenses, primarily due to the inflationary environment, of 7.6 percentage points,
•	consolidation of the Company’s EMEA co-packer network resulting in an expense of 2.9 percentage points,
•	2.7 percentage points of other items, net.

Operating expenses

Research and development expenses increased by $1.2 million, or 38.7%, to $4.3 million for the three months ended March 31, 2022, from $3.1 million for the three months ended March 31, 2021, and as a share of revenues 2.6% and 2.2%, respectively. This increase was primarily due to an increase of $0.6 million in employee related expenses, which include $0.4 million in costs for the 2021 Plan, due to higher headcount driven by our continuous investments in our innovation capabilities.

Selling, general and administrative expenses increased by $37.3 million, or 55.8%, to $104.1 million for the three months ended March 31, 2022, from $66.8 million for the three months ended March 31, 2021, and as a percentage of revenues 62.6% and 47.7%, respectively. This increase was primarily due to an increase of $20.5 million in employee related expenses, which include $8.6 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and comply with our public company obligations. There also was $3.4 million in increased costs relating to external consultants, contractors, and other professional fees, net of $2.2 million in one-off costs incurred during the first quarter of 2021 related to our initial public offering. Customer distribution costs increased with $5.7 million mainly as a consequence of higher revenue, but also increased as percentage of revenue from 6.1% to 9.1%, due to a number of factors including higher freight rates and mix of sales.

Other operating income and (expenses), net primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net for the three months ended March 31, 2022 amounted to $0.3 million and ($0.6) million for the three months ended March 31, 2021.

Finance income and expenses, net decreased by $5.5 million, or 286%, to net finance income of $3.6 million for the three months ended March 31, 2022 from net finance expenses of $1.9 million for the three months ended March 31, 2021. The decrease in net finance income and expenses, net, was primarily due to an increase in net foreign exchange gains of $3.7 million. The foreign exchange gains and losses are mainly related to the revaluation of external and intercompany financing arrangements. The decrease in net finance income and expenses, net, was also attributable to a decrease of $2.4 million in interest expenses relating to shareholder loans which were completely settled during 2021, as well as a decrease of $2.4 million in fair value changes of currency derivatives. The decrease in net finance income and expenses is partially offset by a $1.7 million decrease in capitalized borrowing costs. There was also an increase of $1.3 million in lease interest expenses relating to our new leasing arrangements for production facilities.

Income tax benefit/(expense) decreased by $3.1 million, or 158%, to a benefit of $1.1 million for the three months ended March 31, 2022 from an expense of $1.9 million for the three months ended March 31, 2021. The effective tax rates (“ETR”) for the three months ended March 31, 2022 and 2021 were -1.3% and 6.4%, respectively. Unrecognized tax losses in Sweden is one of the main drivers of the ETR.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth and impacted by COVID consumption dynamics. As our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We expect to continue to use this combination of financing in addition to proceeds from our initial public offering to fund our continued expansion. We expect our net capital expenditures for 2022 to be in the range of $400 million to $500 million, related primarily to our third generation production facilities in each of our three segments. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents, short term investments and our credit facilities. As of March 31, 2022, we had cash and cash equivalents of $219.0 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the cash and cash equivalents, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds in USD and SEK with a market value equivalent of $192.2 million. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity.

In addition to the above, we had access to $383.0 million in undrawn bank facilities as of March 31, 2022.

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. As of March 31, 2022 and December 31, 2021, we had €4.2 million and €4.7 million, respectively, outstanding on the EIF Facility.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $386.3 million) with an accordion option of another SEK 850 million (equivalent of $91.2 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement replaced the SLL Agreement at the closing of our IPO. The initial term of the SRCF Agreement is three years from the settlement date of our IPO, with an option to extend twice, for one additional year each at the lenders’ discretion.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Three months ended March 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	(68,938)	(29,200)
Net cash used in investing activities	(1,447)	(48,950)
Net cash from financing activities	(4,165)	62,402

Net cash used in operating activities

Net cash used in operating activities increased by $39.7 million to $68.9 million for the three months ended March 31, 2022, from $29.2 million for the three months ended March 31, 2021, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash used in investing activities

Net cash used in investing activities decreased by $47.5 million to $1.4 million for the three months ended March 31, 2022, from $49.0 million for the three months ended March 31, 2021, which was primarily driven by proceeds from short-term investments of $53.3 million.  Investments in property, plant and equipment amounted to $53.3 million and $45.5 million for the three months ended March 31, 2022 and 2021, respectively.

Net cash used in/from financing activities

Net cash from financing activities decreased by $66.6 million to net cash used in financing activities of $4.2 million for the three months ended March 31, 2022, from $62.4 million provided by for the three months ended March 31, 2021. The decrease for the three months ended March 31, 2022, was due primarily to the proceeds from liabilities to credit institutions of $67.9 million in the comparative period.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 22 to our interim condensed consolidated financial statements, which are included elsewhere in this report.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measure in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

	Three months ended March 31,
	2022	2021
	(in thousands)
Loss for the period attributable to shareholders of the parent	(87,459)	(32,383)
Income tax expense	(1,121)	1,948
Finance income and expenses, net	(3,577)	1,920
Depreciation and amortization expense	10,731	3,822
EBITDA	(81,426)	(24,693)
Share-based compensation expense	10,037	—
IPO preparation and transaction costs	—	2,223
Adjusted EBITDA	(71,389)	(22,470)

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2022 (in thousands)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)

Three months ended March 31, 2021 (in thousands)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	81,647	33,528	24,877	—	—	140,052
Intersegment revenue	12,901	37	—	—	(12,938)	—
Total segment revenue	94,548	33,565	24,877	—	(12,938)	140,052
Adjusted EBITDA	8,498	(15,593)	1,615	(16,990)	—	(22,470)
EBITDA	8,498	(15,593)	1,615	(19,213)	—	(24,693)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our 2021 Annual Report and the notes to the audited financial statements in our 2021 Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our 2021 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 to our interim condensed consolidated financial statements appearing elsewhere in this report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see Note 3 to our audited consolidated financial statements for the year ended December 31, 2021 included in our 2021 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 22 to our interim condensed consolidated financial statements, which are included elsewhere in this report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Item 3.D. “Risk Factors” of our 2021 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: May 4, 2022	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer